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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment #2

                         Hyperion 1999 Term Trust Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   448913103
        _______________________________________________________________
                                (CUSIP Number)

                            Robert S. Goedken, Esq.
                             Cargill, Incorporated
                            15615 McGinty Road West
                               Wayzata, MN 55391
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    2/12/98
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 448913103                                      PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cargill, Incorporated
                   15615 McGinty Road West
                   Wayzata, MN  55391


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       AF - See Item 3 on Schedule 13D Statement
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          897,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          897,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        897,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        1.63%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  448913103                                     PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Cargill Financial Services Corporation
                        6000 Clearwater Drive
                        Minnetonka, MN 55343-9497
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC - See Item 3 on Schedule 13D Statement
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          897,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          897,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        897,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.63%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                         TAC 5/29/98 (#93483.03)

                             SCHEDULE 13D STATEMENT
                                  AMENDMENT #2

         Item 1.  Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to the shares of common stock, (the "Shares"), of Hyperion 1999 Term Trust Inc. ("the Issuer"). The Issuer is a Delaware corporation and has its principal executive offices located at 520 Madison Avenue, 10th Floor, New York, NY 10022.

         Item 2.  Identity and Background

         (a)      This statement is being filed by the following persons:

                  (i) Cargill Financial Services Corporation, a Delaware corporation ("CFSC"), which is a wholly-owned subsidiary of Cargill, Incorporated; and

                  (ii)     Cargill, Incorporated, a Delaware corporation.

         Each of the persons listed in (i) and (ii) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 897,000 Shares or approximately 1.63% of the outstanding Shares within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         Neither the filing of this Statement nor any of its contents shall be construed as an admission that the directors or executive officers of the Reporting Persons are beneficial owners of any of the Shares, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (b), (c), (f) The address of CFSC is 6000 Clearwater Drive, Minnetonka, MN 55343-9497. The principal business of CFSC is financial trading and investment activities conducted on a proprietary basis. The address of Cargill, Incorporated is 15407 McGinty Road West, Wayzata, MN 55391-2399. The principal business of Cargill, Incorporated is the international marketing and processing of agricultural, industrial and financial commodities.

         The name, address, citizenship and present principal occupation or employment, and the name, address and principal business of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of the Reporting Persons are set forth on Exhibit A attached hereto and incorporated herein by reference.

                                                         TAC 5/29/98 (#93483.03)


         (d) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons knowledge, none of the persons named on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons named on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, and was and is not subject to, a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration

         The transaction giving rise to the filing of the Amendment #2 of the
Schedule 13D was the sale of 3,075,000 Shares by the Reporting Persons in open market transactions on February 12, 1998.

         Item 4.  Purpose of Transaction

         The Reporting Persons decreased their material holdings in the Trust by disposing of a major portion of their Shares. The Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, the Reporting Persons beneficially owned 897,000 Shares, constituting approximately 1.63% of the outstanding Shares based upon information provided by Bloomberg.

         (b) CFSC has the power, and Cargill, Incorporated may be deemed to share the power, to vote and dispose of 897,000 Shares.

         (c) Not applicable.

         (d) No person other than CFSC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

         (e) Not applicable.

                                                         TAC 5/29/98 (#93483.03)



         Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

         None of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Exhibit A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         Item 7.  Material to be Filed as Exhibits

         Exhibit A: List of Executive Officers and Directors of CFSC and Cargill, Incorporated.

         Exhibit B: Joint Filing Agreement, dated as of August 11, 1997, between CFSC and Cargill, Incorporated.

         Signature page follows.

                                                         TAC 5/29/98 (#93483.03)

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.




                                                CARGILL FINANCIAL SERVICES
                                                CORPORATION


                                                By: /s/ Gary W. Jarrett
                                                   ----------------------------
                                                    Gary W. Jarrett
                                                    Senior Vice President



                                                CARGILL, INCORPORATED


                                                By: /s/ Michael Moore
                                                   -----------------------------
                                                    Michael Moore
                                                    President, Financial Markets



Date: May 29, 1998

                                    EXHIBIT A

DIRECTORS, OFFICERS REPORT

CARGILL FINANCIAL SERVICES CORPORATION, AS OF 5/28/98

DIRECTORS
Robert L. Lumpkins          Director
Ernest S. Micek             Director
Michael B. Moore            Director
David W. Raisbeck           Director
William W. Veazey           Director

OFFICERS
Michael B. Moore            President
David W. Rogers             Executive Vice President and Chief Operating Officer
Gary W. Jarrett             Senior Vice President
Jeffery D. Leu              Senior Vice President
David W. MacLennan          Senior Vice President
Phillip J. Martini          Senior Vice President
Wendell Spence              Senior Vice President
Bruce H. Barnett            Vice President
Robert D. Beach             Vice President
David E. Dines              Vice President
Martin Guyot                Vice President
Thomas F. Haller, Jr.       Vice President
Patrick J. Halloran         Vice President
Ian M.C. Kerr               Vice President
Rae A. Lesmeister           Vice President
Guilherme Schmidt Netto     Vice President
Gary G. O'Hagan             Vice President
J. Kirk Ogren, Jr.          Vice President
Jeffrey A. Parker           Vice President
Steven C. Pumilia           Vice President
Gregory T. Zoidis           Vice President
Linda L. Cutler             Secretary
William W. Veazey           Treasurer
Daniel G. Brian             Assistant Vice President
Jeffrey A. Carlson          Assistant Vice President
Shane F. Cotner             Assistant Vice President
Craig A. Ekegren            Assistant Vice President
Greggory S. Haugen          Assistant Vice President
Renee A. Kessler            Assistant Vice President
Kevin M. Krueger            Assistant Vice President
Mary L. Kurth               Assistant Vice President
Christl H. Larson           Assistant Vice President
Stephen R. Lindo            Assistant Vice President
Paul A. Richardson          Assistant Vice President
Kelly A. Schreurs           Assistant Vice President
Joseph M. Wagner            Assistant Vice President
Anne E. Carlson             Assistant Secretary
Henry W. Gjersdal, Jr.      Assistant Secretary
Patrice H. Halbach          Assistant Secretary
Jeanne Y. Smith             Assistant Secretary
Laura H. Witte              Assistant Secretary

DIRECTORS, OFFICERS REPORT

CARGILL INCORPORATED, AS OF 5/28/98

DIRECTORS
Michael H. Armacost         Director
F. Guillaume Bastiaens      Director
Michael R. Bonsignore       Director
Austen S. Cargill II, Ph.D. Director
Livio D. DeSimone           Director
Richard M. Kovacevich       Director
Marianne C. Liebmann        Director
Robert L. Lumpkins          Director
David D. MacMillan          Director
William B. MacMillan        Director
Ernest S. Micek             Director
David W. Raisbeck           Director
Warren R. Staley            Director
Lucy M. Stitzer             Director
Michael W. Wright           Director
Whitney MacMillan           Director Emeritus
W. Duncan MacMillan         Senior Advisory Director

CORPORATE OFFICERS
Ernest S. Micek             Chairman of the Board & Chief Executive Officer
Warren R. Staley            President, Chief Operating Officer and President,
                            Latin America and Animal Nutrition and Meat Sectors
Robert L. Lumpkins          Vice Chairman of the Board, Chief Financial Officer
                            and President, North America
F. Guillaume Bastiaens      Vice Chairman of the Board and President, Food
                            Sector
David W. Raisbeck           Executive Vice President and President, Trading
                            Sector
Daniel R. Huber             President, Asia/Pacific Sector
Gregory S. Page             Corporate Vice President and Sector President
James D. Moe                Corporate Vice President, General Counsel and
                            Secretary
Ronald L. Christenson       Corporate Vice President and Chief Technology
                            Officer
Robbin S. Johnson           Corporate Vice President, Public Affairs
Nancy P. Siska              Corporate Vice President, Human Resources
Lloyd B. Taylor             Corporate Vice President, Information Technology
Edward J. Toth              Corporate Vice President and Controller
Tyrone K. Thayer            Corporate Vice President, Worldwide Cargill Foods
                            and Procurement
William W. Veazey           Corporate Vice President and Treasurer

                                   EXHIBIT B


                            JOINT FILING AGREEMENT


     Cargill Financial Services Corporation and Cargill, Incorporated, each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934 (the "Act"), as amended, that the Schedule 13D filed herewith, and any amendments thereto, relating to the shares of common stock of Hyperion 1999 Term Trust Inc. are, and will be, filed jointly on behalf of each such person, and that this Agreement be included as an exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby executes this Agreement this 11th day of August, 1997.


Dated:  August 11, 1997        CARGILL FINANCIAL SERVICES CORPORATION



                               By: /s/ Jeffery D. Leu
                                   -------------------------------------
                                   Jeffery D. Leu
                                   Senior Vice President



                               CARGILL, INCORPORATED



                               By: /s/ David W. Rogers
                                   ------------------------------------
                                   David W. Rogers
                                   President, Financial Markets